PUTNAM ETF TRUST

DISTRIBUTION PLAN AND AGREEMENT

April 20, 2021

This Plan and Agreement (the “Plan”) constitutes the distribution plan for the shares of the portfolio series (each a “Fund” and collectively the “Funds”) of Putnam ETF Trust, a Delaware statutory trust (the “Trust”), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the “Act”) and the related agreement (the “Agreement”) between the Trust and the Funds’ principal underwriter (the “Distributor”). During the effective term of this Plan, the Trust may incur expenses primarily intended to result in the sale of its shares upon the terms and conditions hereinafter set forth:

Section 1. The Trust shall pay to the Distributor a monthly fee at the annual rate of 0.25% of the average net asset value of the shares of the Funds, as determined at the close of each business day during the month, to compensate the Distributor for services provided and expenses incurred by it in connection with the offering of shares of the Funds, which may include, without limitation, amounts expended to finance any activity primarily intended to result in the sale of shares of each Fund or the provision of investor services. Services and expenses for which the Distributor may be compensated include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective investors about the Funds; (iii) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; (iv) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (v) complying with federal and state securities laws pertaining to the sale of shares; and (vi) such other services and obligations as are set forth in the Agreement. The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, or to pay any of the expenses associated with other activities authorized under this paragraph. Such fees shall be payable for each month within 15 days after the close of such month. A majority of the Qualified Trustees, as defined below, may, from time to time, reduce the amount of such payments, or may suspend the operation of the Plan for such period or periods of time as they may determine.

Section 2. This Plan shall not take effect with respect to a Fund until:

(a)       it has been approved by a vote of a majority of the outstanding shares of the Fund, but only if the Plan is adopted after the commencement of any public offering of the Fund’s shares or the sale of the Fund’s shares to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund or affiliated persons of such promoters;

(b)       it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section

12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the Trust, and (ii) the Qualified Trustees of the Trust, in a manner consistent with the Act, the rules and regulations under the Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff; and

(c) the Fund has received the proceeds of the initial public offering of its shares.

Section 3. This Plan shall continue in effect with respect to a Fund for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2(b).

Section 4. The Distributor shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated with respect to a Fund at any time by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding shares of the Fund.

Section 6. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

(a) that such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding shares of the Fund, on not more than 60 days’ written notice to any other party to the agreement; and

(b)       that such agreement shall terminate automatically in the event of its assignment.

Section 7. This Plan may not be amended to increase materially the amount of distribution expenses with respect to a Fund permitted pursuant to Section 1 hereof without the approval of a majority of the outstanding shares of the Fund, and all material amendments to this Plan with respect to a Fund shall be approved in the manner provided for approval of this Plan in Section 2(b).

Section 8. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not “interested persons” of the Trust (as such term is defined in the Act), and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the term “majority of the outstanding shares of the Fund” means the affirmative vote, at a duly called and held meeting of shareholders of the relevant Fund, (i) of the holders of 67% or more of the shares of the Fund present (in person or by proxy) and entitled to vote at such meeting, if the holders of more than 50% of the outstanding shares of such Fund entitled to vote at such meeting are present in person or by proxy, or (ii) of the holders of more than 50% of the outstanding shares of such Fund entitled to vote at such meeting, whichever is less, and (c) the terms “assignment,” “affiliated person,” “interested person” and “promoter” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to applicable guidance or interpretation of the Securities and Exchange Commission or its staff.

Section 9. Notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the relevant Fund.

Executed as of April 20, 2021

PUTNAM ETF TRUST

By:      /s/ Robert T. Burns________________

Robert T. Burns

Vice President and Chief Legal Officer